Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

Achieving a More Affordable Clean Energy Future For Hawai‘i



NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

A Partnership for Hawai‘i’s Customers







NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai‘i Electric Light

2030 Goals

- 65% Renewable energy
- Triple distributed solar
- Lower bills by 20%

Transformation

- Distributed PV
- Cleaner fuel
- Greener power supply
- Grid modernization
- Customer-centric products & services
- Market & regulatory models

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Transformation

Distributed PV

Support **sustainable growth** of **rooftop PV**

Distributed solar expected to nearly triple by 2030


Total DG Capacity Installed (MW)
1000
800
600
400
200
0
2005
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029



NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Transformation

Cleaner fuel

As a **bridge to a renewable energy future,** replace expensive oil with **cleaner, cheaper liquefied natural gas**



NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Transformation

Greener power supply

Transform our generation portfolio to include **even more low-cost renewables**





NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Transformation

Grid modernization

Modernize our grid with new infrastructure and technology… **enabling more renewable energy and customer options**



Transformation

Customer-centric products & services

Implement **community solar, non-export/ smart-export PV, EV incentives** and more



Transformation

Market & regulatory models

Align our market model and regulatory framework with **customer-focused objectives** and **business strategies**


Monthly Usage in kWh
Understanding Your Bill

NextEra Energy: The Right Partner For Hawaiian Electric

Nation's leading clean energy company

Florida Power & Light and NextEra Energy Resources

Nearly 14,000 employees in 27 states and Canada

Recognized leader in social responsibility and innovation

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Florida Power & Light Company


Legend:
FPL Service Territory
(all or part of 35 counties)
Data as of Dec. 31, 2014.
Primary Fuels:
Natural Gas
Natural Gas Modernization
Nuclear
Solar
Other

- One of the largest U.S. electric utilities
- Among the industry's cleanest emissions profiles
- Leader in both reliability and cost
- Vision to be the world's best utility

FPL is a low cost service provider, with typical residential bills 25% below the national average

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

NextEra Energy Resources

NEXTera ENERGY RESOURCES

- World leader in renewable generation
- Assets primarily in 25 states and Canada


LEGEND:
Wind
Natural Gas
Nuclear
Solar
Oil
NextEra Energy Resources
Locations with more than one facility are illustrated with a single dot.
Data as of Dec. 31, 2014.

NextEra Energy Resources is the world's largest producer of renewable energy from wind and sun

Why Hawai'i and Why Hawaiian Electric?

- **Clean energy transformation**
  - Hawai'i's reliance on oil and prolific natural resources create tremendous opportunity to provide value for customers
- **Postcard from the future**
  - Hawaiian Electric is addressing unprecedented renewable integration challenges
- **Ability to make a difference**
  - NextEra Energy's strengths complement Hawaiian Electric's and can add value to Hawai'i's energy industry and customers

NextEra Energy wants to help Hawaiian Electric achieve a more affordable clean energy future for Hawai'i

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Together We Will Strengthen and Accelerate Hawaiian Electric's Transformation

- 65% Renewable energy
- Triple distributed solar
- Lower bills by 20%



NextEra Energy's capabilities are additive to Hawaiian Electric's, which will enable improved execution

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

What are the Benefits for Hawai'i?

Clean, reliable, affordable energy for customers

Commitment to Hawai'i and local communities

Respect and opportunities for employees

Industry-leading partner for the state of Hawai'i

NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai'i Electric Light

Achieving a More Affordable Clean Energy Future For Hawai‘i



NEXTera ENERGY

Hawaiian Electric
Maui Electric
Hawai‘i Electric Light

Notices

FORWARD LOOKING STATEMENTS: This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT: This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. In connection with the proposed transaction between NEE and HEI, on January 8, 2015, NEE filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. These materials are not yet final and will be amended. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investor.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.

PARTICIPANTS IN THE MERGER SOLICITATION: NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. You can find information about NEE's executive officers and directors in its proxy statement for the 2015 annual meeting. You can find information about HEI's executive officers and directors in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NEE and HEI as described above.